June 1, 2009

Dear Shareholder,

You are cordially invited to attend the 2009 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 8 Hapnina Street, Ra`anana, Israel, on Monday, July 27, 2009 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE`s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Voting Instruction Card and then, at your earliest convenience, mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Haim Shani

Chief Executive Officer

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NICE SYSTEMS LTD.

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NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

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TO BE HELD ON JULY 27, 2009

Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of NICE-Systems Ltd. (the "Company" or "NICE") will be held on Monday, July 27, 2009, at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel, for the following purposes:

1.      To elect six (6) directors (excluding "outside directors") to the board of directors of the Company;

2.      To re-appoint the Company`s independent auditors and to authorize the Company`s board of directors to fix their remuneration;

3.      To discuss the Company`s audited annual financial statements for the year ended December 31, 2008.

Approval of matters 1 and 2 above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Matter 3 will not involve a vote.

Shareholders of record at the close of business on June 22, 2009, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company`s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 8 Hapnina Street, Ra`anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors,

Yechiam Cohen

Corporate Secretary

Date: June 1, 2009

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Table of Contents

2009 Annual General Meeting of Shareholders

Solicitation of Proxies

Record Date; Outstanding Voting Securities; Voting Rights

Security Ownership By Certain Beneficial Owners

Item 1:  Election of Directors

Item 2:  Reappointment of Independent Auditors

Item 3: Consideration of the Annual Financial Statements

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NICE SYSTEMS LTD.

8 Hapnina Street, Ra`anana

Israel

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PROXY STATEMENT

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2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the "Shares") of NICE-Systems Ltd. ("Nice" or the "Company") at the close of business on June 22, 2009, in connection with the solicitation by the board of directors of proxies for use at the 2009 Annual General Meeting of the Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, July 27, 2009, at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder`s shares are held via the Company`s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 8 Hapnina Street, Ra`anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions will be treated as neither a vote "for" or "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

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RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 22, 2009 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On May 31, 2009, the Company had 61,121,909 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

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SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

As of May 31, 2009, there are no persons that have notified the Company that they beneficially own more than 5% of the Company`s Shares.

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ITEM 1

ELECTION OF DIRECTORS

Under the Company`s articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company`s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect six (6) members to the board of directors, aside from the two outside directors of the Company. The Company`s two outside directors were elected at the 2007 annual general meeting of shareholders for a period of three years, as required under the Israeli Companies Law.

The Company`s nominations committee and board of directors have proposed the following six (6) nominees as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company`s articles of association and applicable law: Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. John Hughes and Mr. David Kostman.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.  All of the Company`s directors qualify as "independent directors," as defined by the Nasdaq rules.

Ron Gutler has served as a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Securities Ltd., Eshel Shekel Bonds Ltd. and Hapoalim Securities USA Inc. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor`s degree in Economics and International Relations and a Master`s degree in Business Administration, both from the Hebrew University in Jerusalem.

Joseph Atsmon has served as a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd. and Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor`s degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Rimon Ben-Shaoul has served as a director of NICE since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by S.P.G. Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as a director of BVR Systems Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor`s degree in Economics and Statistics and a Master`s degree in Business Administration, both from Tel-Aviv University.

Yoseph Dauber has served as a director of NICE since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express.  From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim. Mr. Dauber currently serves as a director of Vocaltec Communications Ltd., Micromedic Ltd., Orbit Alchut Technologies Ltd., Delek Group Ltd. and Chairman of KCPS Manof Fund. Mr. Dauber holds a Bachelor`s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master`s degree in Law from Bar Ilan University.

John Hughes has served as a director of NICE since November 2002. Mr. Hughes is currently the Non-Executive Chairman of Spectris plc, Telecity Group plc and Intec Telecom Systems plc, as well as Non-Executive Deputy Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes also serves as Non-Executive Director of Chloride Group plc. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

David Kostman has served as a director of NICE since 2001, with the exception of a short period between June 2007 and July 2008. Mr. Kostman is currently Chairman and CEO of Nanoosh LLC, a restaurant operating company. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company. Mr. Kostman serves on the board of directors of J Mendel, LLC and Russell Newman, LLC. Mr. Kostman holds a Bachelor`s degree in Law from Tel Aviv University and a Master`s degree in Business Administration from INSEAD.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

1.a. "RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.b. "RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.c. "RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.d. "RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.e. "RESOLVED, that Mr. John Hughes be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.f. "RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company`s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company`s audit committee and board of directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company`s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company`s audited financial statements for the year ended December 31, 2008 are included in the Company`s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on April 6, 2009. The Annual Report is also available on the Company`s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company`s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen

Corporate Secretary

Date: June 1, 2009

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